

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

March 10, 2026

Tzu-Wei Chung
Chief Executive Officer
TNL Mediagene
23-2 Maruyamacho
Shibuya-ku, Tokyo 150-0044
Japan

> **Re: TNL Mediagene**
> **Registration Statement on Form F-1**
> **Filed March 3, 2026**
> **File No. 333-293957**

Dear Tzu-Wei Chung:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Jesse Gillespie